RMS

17009520

Public

SEC

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
APR 04 2017
Washington DC

SEC FILE NUMBER
8- 14394

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **American Trust Investment Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1244 119th Street
(No. and Street)

Whiting	**Indiana**	**46394**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward McCabe **732-713-5023**
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Mrazek & Associates, LLC
(Name - *if individual, state last, first middle name)*

15414 S. Harlem Avenue	**Orland Park**	**Illinois**	**60462**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED
2017 APR -4 PM 2:17
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

alB

OATH OR AFFIRMATION

I, __**Daniel O'Halloran**______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___________

_____**A merican Trust Investment Services, Inc.**______________________________,

as of ____**December 31**______________________, **2016**______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DENISE M. WANEK
NOTARY PUBLIC
SEAL
STATE OF INDIANA
LAKE COUNTY
MY COMMISSION EXPIRES JULY 9, 2017

____
Notary Public

____
Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):
X (a) Facing Page
X (b) Statement of Financial Condition.
□ (c) Statement of Income (Loss).
□ (d) Statement of Cash Flows
□ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
□ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
□ (g) Computation of Net Capital.
□ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
□ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
□ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation
□ (m) A Copy of the SIPC Supplemental Report.
□ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).***

MRAZEK & ASSOCIATES, LLC

Certified Public Accountants / Business and Personal Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of American Trust Financial Services, Inc.

We have audited the accompanying statement of financial condition of American Trust Financial Services, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of American Trust Financial Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Trust Financial Services, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Mrazek & Associates, LLC

Orland Park, Illinois
February 24, 2017

15414 S. Harlem Avenue - Orland Park, IL 60462 - Office 708-966-2651 - Fax 312-660-8806

AMERICAN TRUST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash	$	101,514
Receivable from clearing broker/dealers		99,711
Brokerage account money markets position		101,011
Securities owned, at fair value		6,721
Furniture, equipment and leasehold improvements, at cost, net of $23,366 accumulated depreciation		-
Other assets		8,175
TOTAL ASSETS	$	317,132

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	42,494
Commissions payable		81,378
Investment banking payable		18,500
Accrued payroll taxes		1,429
Total Liabilities	$	143,801
SHAREHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding	$	45,000
Additional paid in capital		63,800
Retained earnings		64,531
Total Shareholder's Equity	$	173,331
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	317,132

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - American Trust Investment Services, Inc. (the "Company") was incorporated in the state of Indiana on December 23, 1968 as Peerson & Company, Inc. CCIG Acquisition Company, LLC closed on the purchase of the Company from Amtru, Inc. on May 15, 2012. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions of the Company, including commission revenue and related expense, are recorded on a trade date basis, which is the same business day as the transaction date.

Depreciation – Depreciation of furniture, equipment and leasehold improvements is provided for using the straight-line method over five years.

Concentrations of Credit Risk - The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Subsequent Events - The Company evaluated all significant events or transactions that occurred through the audit report date, the date these financial statements were available to be issued.

NOTE 2 – INCOME TAXES

The Corporation is a C Corporation for income tax purposes. As of December 31, 2016, the Company had a net operating loss carryforward of approximately $38,052.

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as interest/other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2013.

NOTE 3 – CASH FLOW DISCLOSURES

There was no cash paid during the year for interest or income taxes.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 5 - FAIR VALUE MEASUREMENT - *(Continued)*

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value $200,722 in money market funds included in Receivable from clearing broker/dealers and Brokerage accounts combined on the statement of financial condition. No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

Securities owned are classified as trading securities. Changes in fair market value are reported in the statement of income.

Fair value of assets measured on a recurring basis as of December 31, 2016, are as follows:

	Fair Value Measures at Reporting Date Using:			
	Fair Value	Level 1	Level 2	Level 3
ASSETS				
Securities Owned:	$6,721	$6,721	$ -	$ -

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. On December 31, 2016, the Company's net capital and required net capital were $158,401 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 90.78%.

NOTE 7 - RELATED PARTY TRANSACTIONS

CCIG Acquisition Company, LLC ("CCIG") was the sole shareholder through December 31, 2016. As of December 31, 2016, the company had no receivables or liabilities with CCIG.

NOTE 8 - LEASE COMMITMENTS

The Company leases office space at an amount of $1,250 per month through September 2017. Minimum lease payments for the year ended December 31, 2016 was 15,000 which have been paid in 2016. 2017 future minimum lease payments are $9,300.

NOTE 9 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

In order to facilitate securities transactions, there is a secondary clearing agreement (Tri-Party agreement) among LaSalle St. Securities, L.L.C. ("Primary Correspondent"), the Company ("Secondary Correspondent"), and National Financial Services, LLC. The new Clearing Broker/dealer (NFS) has accepted the introduction of brokerage accounts of Secondary Correspondent through Primary Correspondent and to provide to such accounts the Clearing Services provided to the other accounts introduced to NFS by Primary Correspondent pursuant to the Clearing Agreement. The Secondary Correspondent is willing to indemnify, defend, and hold harmless Primary Correspondent and NFS for losses incurred by Primary Correspondent or NFS, respectively, in connection with all accounts introduced by Secondary Correspondent to NFS through Primary Correspondent. The Secondary Correspondent is not required to have a deposit with the Primary Correspondent or NFS. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Primary Correspondent or NFS to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

The Company had a prior clearing agreement which expired in July 2013. As of December 31, 2016, the Company still has a deposit of $4,740 with the previous Clearing Broker/dealer.

American Trust Financial Services, Inc.

Statement of Financial Condition and

Report of Independent Registered Public Accounting Firm

Year Ended December 31, 2016

Filed as **PUBLIC** information
Pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934